FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     An announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”); and

2.     An announcement regarding notice, proxy form and reply slip of 2014 first extraordinary general meeting of the Registrant;

Each made by the Registrant on December 28, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 27 December 2013, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; and (vi) sale of products. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transaction shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48. The transaction scale of each of the remaining five types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in February 2014 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser will be issued by the Company to the shareholders within 15 business days from the date of publication of this announcement.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 66,341 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As of 30 November 2013, HIPDC, being the direct controlling shareholder of the Company, holds 36.05% of the total equity interests in the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.36% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Huaneng Group is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 11 January 2013 (“2013 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2013. The 2013 Huaneng Group Framework Agreement will expire on 31 December 2013. Reference is made to the announcement of the Company dated 12 January 2013 and the Company’s circular dated 28 January 2013 where details of the continuing connected transactions as contemplated by Huaneng Group Framework Agreement for 2013 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 27 December 2013 for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)  purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2013 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2013 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2013 was set at RMB2.4 billion. During the period from 1 January 2013 to 30 November 2013, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB362 million. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013. For 2014, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.6 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the changes in market conditions in 2014, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2014 exceeds the above cap (i.e. RMB2.6 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)  purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2013 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2013 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2013 was set at RMB38.1 billion. During the period from 1 January 2013 to 30 November 2013, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB16.35 billion. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2014 is estimated to be RMB44.1 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and it subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favorable prices.

The Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavor to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)  Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries has to lease facilities, land and office spaces (mainly includes power transmission and transformation assets, vessels, power plants land and office spaces, etc) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2013 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2013 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2013 was set at RMB300 million. During the period from 1 January 2013 to 30 November 2013, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB239 million. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2014 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing of facilities, land and office spaces. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2014 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)  Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2013 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2013 was set at RMB900 million. During the period from 1 January 2013 to 30 November 2013, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB530 million. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2014 is estimated not to exceed RMB900 million. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. Owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company and its subsidiaries can thus be reduced. On the other hand, the Company is of the view that that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries can bring about operation benefits for the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2014 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)  provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Pursuant to the 2013 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2013 was set at RMB900 million. During the period from 1 January 2013 to 30 November 2013, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB341 million. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013. For 2014, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB600 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries. In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the marginal costs of the Company and its subsidiaries are relatively lower and hence it can produce a relatively higher marginal contribution in substituted power generation. Besides, Huaneng Group and its subsidiaries and associates maintain a relatively better relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2014 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)  Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products mainly sale of coal to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. In 2013, the aggregate transaction amount for sale of coal (unaudited) was approximately RMB130 million (please refer to the Company’s announcement dated 16 August 2013 for details). For 2014, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB600 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2014. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company may re-sell part of the additional coal to power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2014 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(7)  Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans for 2014 is expected to be RMB600 million and the transaction amount (i.e. the amounts arising from the provision of entrusted loans) of the entrusted loans for 2014 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

RELATIONSHIP BETWEEN THE COMPANY AND JIANGSU GUOXIN

Jiangsu Guoxin is a company incorporated in the PRC. The principal business of Jiangsu Guoxin includes operation, management, transfer, investment of State-owned assets, enterprise trusteeship, asset restructuring and other approved businesses, and leasing of properties. Jiangsu Guoxin holds a 30%, 26.36%, 30%, 21% and 30% interest in the subsidiaries of the Company, being Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd., Huaneng Jinling Combined Cycle Co-generation Co., Ltd. and Huaneng Nanjing Combined Cycle Power Limited Liability Company, respectively. Under the Hong Kong Listing Rules, Jiangsu Guoxin is a connected person of the Company.

JIANGSU GUOXIN FRAMEWORK AGREEMENT

As approved by the Board, the Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin on 27 December 2013 for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the Jiangsu Guoxin Framework Agreement, the entrusted sale services between the Company and its subsidiaries and Jiangzu Guoxin and its subsidiaries and associate are mainly the sale of substituted power generation. The cap of the transaction amount for the provision of entrusted sale services between the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates for 2013 was set at RMB600 million. During the period from 1 January 2013 to 30 November 2013, the aggregate transaction amount for the provision of entrusted sale services between the Company (and its subsidiaries) and Jiangsu Guoxin and its subsidiaries and associates was approximately RMB77 million. It is estimated that at the end of 2013, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2013. Pursuant to the Jiangsu Guoxin Framework Agreement, the transaction amount with respect to the provision of entrusted sale services between the Company (and its subsidiaries) and Jiangsu Guoxin and its subsidiaries and its associates in 2014 is estimated not to exceed RMB200 million. The estimate of the cap of such transaction amount is based on the current scale and operation of the overall business of the related parties, anticipated power sold and substituted tariffs and the anticipated development of such related parties as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in the places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the marginal costs of the Company and its subsidiaries are relatively lower and hence it can produce a relatively higher marginal contribution. Besides, Jiangsu Guoxin and its subsidiaries and associates maintain a relatively better relationship with the Company and its subsidiaries.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Mr Xu Zujian, a director of the Board of the Company being regarded as having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Jiangsu Guoxin Framework Agreement (and the cap of the transaction). The resolution was voted by directors who are not connected to the transactions.

The Board (including the Independent non-executive Directors) is of the view that the Jiangsu Guoxin Framework Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions for 2014 calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 1%, such transactions are therefore exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements. The Company makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

RELATIONSHIP BETWEEN THE COMPANY AND ZHENENG POWER

Zheneng Power is a company incorporated in the PRC, its principal business included development, operation and management of power; research and development in power and energy saving technologies, technical consultation, sale of energy saving products, electrical engineering, construction and supervision of environmental engineering works and maintenance of electrical equipment.

Pursuant to the Shanghai Listing Rules, Zheneng Power is a related party to the Company as Mr. Gu Biquan, the vice president of the Company, acts concurrently as the vice chairman of Zhejiang Southeast Electric Power Co., Ltd. which is likely to be consolidated into Zheneng Power. However, Zheneng Power does not constitute a connected person to the Company under Chapter 14A of the Hong Kong Listing Rules.

ZHENENG POWER FRAMEWORK AGREEMENT

As approved by the Board, the Company entered into the Zheneng Power Framework Agreement with Zheneng Power on 27 December 2013 for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the Zheneng Power Framework Agreement, the entrusted sale services between the Company and its subsidiaries and Zheneng Power and its subsidiaries and associates are mainly the sale of substituted power generation.

Pursuant to the Zheneng Power Framework Agreement, the cap of the transaction amount for the provision of entrusted sale services between the Company and its subsidiaries and Zheneng and its subsidiaries and associates for 2014 is estimated to be RMB200 million. Such transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Company makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in February 2014 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 51.31% of the total issued shares of the Company as of 30 November 2013) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor will be issued by the Company to shareholders within 15 business days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions (for 2014) between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 27 December 2013;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transaction;

“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“Jiangsu Guoxin”	Jiangsu Province Guoxin Asset Management Group Company Limited;

“Jiangsu Guoxin Framework Agreement”
the framework agreement on the continuing connected transactions (for 2014) between Huaneng Power International, Inc. and Jiangsu Province Guoxin Asset Management Group Company Limited entered into between the Company and Jiangsu Guoxin on 27 December 2013;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Zheneng Power”	Zhejiang Zheneng Power Co., Ltd.; and

“Zheneng Power Framework Agreement”
the framework agreement on the continuing connected transaction (for 2014) between Huaneng Power International, Inc. and Zhejiang Zheneng Power Co., Ltd. entered into between the Company and Zheneng Power on 27 December 2013.

By Order of the Board Huaneng power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
28 December 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2014 FIRST EXTRAORDINARY
GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 First Extraordinary General Meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 11 February 2014 at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTION

1.
To consider and approve the “Resolution regarding the 2014 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof (Note 1)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

Beijing, the PRC
28 December 2014

-- 1 --

Notes:

1.
For details of the “Resolution regarding the 2014 Continuing Connected Transactions between the Company and  Huaneng Group”, please refer to an announcement of the Company dated 28 December 2013 (the “Announcement”). Unless stated otherwise, terms used herein shall have the same meanings as set out in the Announcement. The Company shall despatch the circular containing, inter alia, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, a  letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to shareholders as soon as possible.

2.	Proxy

(i)
A member eligible  to  attend  and  vote  at  the  Extraordinary  General  Meeting  is  entitled  to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly  authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of  attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power  of  attorney  or  other  authorisation  document(s)  which  have  been notarised together with the completed form of proxy must be delivered, in the case of holders of  Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding  of  the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

(v)	The resolution set out in this Notice of EGM will be voted by poll.

-- 2 --

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting  by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 22 January 2014.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of Register of Members

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 22 January 2014 to 11 February 2014 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by no later than 4:30 p.m. on 21 January 2014. Holders of H shares whose names are recorded in the register of member of the Company on 22 January 2014 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

-- 3 --

(iii)	The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6590
Facsimile No.: (+86)-10-6322 6888

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

-- 4 --

Proxy Form for 2014 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)	of
,
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of

H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)
I.D. No.:	(of
)
, or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions  in accordance with the instruction(s) below and on my(our) behalf at the 2014 First Extraordinary General Meeting (“EGM”) to be held at 9 a.m. on 11 February 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.(Note 6)

	ORDINARY RESOLUTION	For (Note 4)	Against (Note 4)
1.
To consider and approve the “Resolution regarding the 2014 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof

Date:	Signature:	(Note 5)

Notes:

1
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2	Please insert full name(s) and address(es) in BLOCK LETTERS.

3
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4
Attention: If you wish to vote FOR any resolution, please indicate with a “3” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “3” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of  a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the EGM.

*    Please delete as appropriate.

Reply Slip for 2014 First Extraordinary General Meeting

I/(We)	of

Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power
International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2014 First Extraordinary General Meeting (the “EGM”) to be held at 9 a.m. on 11 February 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

*    Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     December 30, 2013